February 3, 2009

A. Vason Hamrick
Secretary
Tilson Investment Trust
116 South Franklin Street, Post Office Box 69
Rocky Mount, North Carolina 27802

Re: Tilson Investment Trust (the "Registrant")
       File Number: 811-21606

Dear Mr. Hamrick:

We have reviewed the Notification of Late Filing on Form 12b-25 (the "Form") filed December 31, 2008 on behalf of the Registrant related to the Form N-SAR for the fiscal period ended October 31, 2008.

Based on our review, we have the following comments:

   –   We have evaluated your response to Part III of the Form and have found your reasons for the extension of time, or lack thereof, to be insufficient.

Based upon the reason stated above, we do not consider the Registrant's Form N-SAR to have been filed timely. We expect you to discuss this matter, including our letter, with the Registrant's Board of Directors.

Please respond to each of the points raised in this letter and file your response as EDGAR correspondence. Before you file in response to this letter or file any new information with the Commission, please notify me at (202) 551-6963 so that we may better coordinate our review of your filing/information. Please direct any questions you have regarding this letter to me at the number indicated above or at diangeloc@sec.gov.

Sincerely,

Christina L. DiAngelo
Senior Staff Accountant

cc: Frank Donaty
       Assistant Director
       Division of Investment Management
       U.S. Securities and Exchange Commission

Louis P. Becka
Assistant Director
Office of Compliance Inspections and Examinations
U.S. Securities and Exchange Commission

Richard F. Sennett
Chief Accountant
Division of Investment Management
U.S. Securities and Exchange Commission